December 28, 2007

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith, Esq.
General Counsel, Annuity Products & Services
Transamerica Financial Life Insurance Company
4333 Edgewood Road N.E.
Cedar Rapids, IA 52499-0001

      Re: Transamerica Financial Life Insurance Company
              Separate Account VA YNY
              Flexible Premium Variable Annuity – N
              Initial Registration Statement on Form N-4
              File Nos. 333-147041; 811-22138

Dear Mr. Smith:

The staff has reviewed the above-referenced registration statement, which the Commission received on October 31, 2007. We provided the registration statement a full review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier filed on October 31, 2007 under the file number 333-147041.

    c. Please move all numeric examples illustrating the operation of the optional benefits from the Statement of Additional Information into the prospectus.

2. Summary (pp. 5-9)

    a. In the first bulletpoint on page 8, please disclose that if an investor were to select the benefit, their investment options would be limited to certain designated investment choices and that the insurer reserves the right to reallocate funds from options the contractowner chooses in order to support the guarantees.

b. In the second bulletpoint on page 8, please disclose that if an investor were to select the benefit, their investment options would be limited to certain designated investment choices.

3. **Fee Table and Expense Examples** (pp. 10-12)

a. *Policy Owner Transaction Expenses*: Please insert a footnote briefly describing the "Special Service Fee".

b. *Fee Table*: Please define "Account Value" and distinguish that term from "Policy Value" used elsewhere, or if those terms relate to the same value, please choose one for consistency.

c. *Fee Table*: Please clarify whether the expenses described are current or maximum. If the fees shown are the current fees, please also clearly disclose the maximum fees. See Form N-4, Item 3(a), Instruction 5.

d. Please provide the highest and lowest Total Portfolio Annual Operating Expenses on page 10. Please also confirm that the table reflects, if necessary, acquired fund fees and expenses.

4. **Expenses** (pp. 21-24)

a. Please disclose the fees charged for the Access Rider in the discussion on page 21.

b. At the end of page 22, the prospectus repeats a sentence. Please delete the redundant sentence.

5. **Access to Your Money** (pp.24-25)

After listing the two ways an investor can access funds during the accumulation phase, please include a cross-reference to the discussion of systematic payouts on page 33.

6. **Annuity Payments** (pp. 25-27)

The prospectus discusses the "assumed investment return" on page 26. Please make "assumed investment return" a defined term and add it to the glossary.

7. Death Benefit (p. 27)

The prospectus states that the death benefit will be the greatest of three values, two of which are the policy value and the cash value. The prospectus also notes on page 4 that cash value is policy value less applicable surrender and rider charges. Please clarify supplementally whether cash value might in any circumstance exceed policy value or delete the reference to cash value as one of the three values to be considered.

8. General Comments on Riders

a. The language at the end of each of the riders described in the prospectus supplement states that the section "only summarizes" that rider. Please clarify that the section in fact describes all material rights and obligations of an investor electing the features provided by that rider.

b. The Living Benefits Rider and the Retirement Income Choice both provide investors with guaranteed minimum withdrawal benefits (GMWBs). So long as there is a situation in which a potential investor may have the option to choose between the two riders, language should be added to the beginning of the first rider that describes the circumstances an investor should consider when deciding among the riders.

9. Additional Features (pp. 33-46)

a. *Living Benefits Rider* (p. 34): Please disclose which optional benefits the rider is not permitted with.

b. *Withdrawal Guarantees* (p. 35): The prospectus states that an investor "can take withdrawals under either [the "principal back" or the "for life"] guarantee or alternate between the guarantees." It is unclear what is intended by this statement. For example, if an investor has exhausted principal through "principal back" compliant withdrawals, may that investor still "withdraw" funds under the "for life" guarantee? Please revise the beginning of this section to clarify in plain English what is meant by stating an investor "alternate" between guarantees. For example, if a withdrawal that is compliant under one guarantee may nonetheless at the same time affect the other guarantee, then please state this clearly without reference to ambiguous phrases such as "alternate between."

c. *Adjusted Partial Withdrawals* (p. 37): In the paragraph marked "Please Note", the prospectus notes that "gross partial withdrawals of the "principal back" maximum annual withdrawal amount … will reduce the "for life" total withdrawal base." Please clarify that withdrawals that are compliant under the "principal back" guarantee but are an excess withdrawal under the "for life" guarantee will reduce the "for life" total withdrawal base.

    d. *Portfolio Allocation Model* (pp. 38-39): The supplement states that the insurer will transfer amounts from investment options chosen by the investor to various fixed income options "to the extent [it] deems, at [its] sole discretion, necessary to support the guarantees under the [living benefit] rider." The fifth full paragraph on page 38 does note that the insurer will use a mathematical model, but only to compare policy values and the guarantees under the rider. Please provide more specificity on the circumstances that determine when an investor's money will be moved, at the insurer's discretion.

    e. *Portfolio Allocation Model* (p. 38): The prospectus notes that the insurer may at its discretion withdraw an investor's funds from a fixed account PAM investment option before the end of a guarantee period. Please disclose whether the investor will be subject to an excess interest adjustment in this situation. If so, please also note in the beginning of the Living Benefits section that the investment discretion the insurer reserves may result in early withdrawal penalties from the fixed investment options in which the insurer has chosen to invest.

    f. *Automatic Step-Up Opt Out* (p. 41): Please clarify whether a contractowner must opt-out of the Automatic Step-Up annually or whether an opt-out is effective for future rider anniversaries.

    g. *Designated Investment Choices* (p. 42): Please disclose whether you reserve the right to terminate an option and, if so, what happens. Also, if you do reserve the right to terminate an option and substitute investment options, please also disclose that such a substitution may be subject to SEC approval.

    h. *Rider Death Benefit Option* (p.42): It is unclear whether the "base policy" death benefit includes death benefits offered under other riders. Accordingly, please designate clearly what is meant by "base policy" death benefit.

    i. *Rider Death Benefit Option* (p. 42): Please revise this discussion for plain English in order to clearly describe to an investor the value of the benefit (i.e. under what circumstances would the benefit provide value to an investor). Also, please include a discussion that compares the features of the various optional death benefits and describes the factors an investor should consider when deciding on which optional death benefit to select.

    In this discussion, also disclose whether the Rider Death Benefit Option is available for selection when the contractowner has also selected either the Annual Step-Up Death Benefit or the Return of Premium optional death benefits. If not, then clearly state so. If an investor can choose both the Rider Death Benefit and one of the optional death benefits, please discuss circumstances under which an investor should or should not choose the Rider Death Benefit in conjunction with each of those optional death benefits.

j. *Rider Death Benefit Adjustments* (p. 43): Please disclose whether contractowners continue to pay the fee associated with the "Retirement Income Choice Rider Death Benefit Option" in the event that excess withdrawals eliminate the additional death benefit.

k. *Income Enhancement Option* (p. 43): Please disclose whether the "Elimination period" and the "Waiting period" can run concurrently.

l. *Income Enhancement Option* (p. 43): Please clarify whether a contractowner must wait 12 months or more in order to access this benefit again after the initial confinement has ceased. Also, please disclose whether the contractowner would be paying fees throughout this period.

10. Other Information (pp. 46-49)

Please include a full discussion of the rights of an investor under a Right to Cancel Period. This discussion should correspond to and elaborate on the disclosure presented in the summary on page 8.

11. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Law Clerk
Office of Insurance Products